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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 3)*


                      NORTH AMERICAN SCIENTIFIC, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                               Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 65715D100
                     ----------------------------------
                              (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4 pages

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                               SCHEDULE 13G

CUSIP No. 65715D100                            Page  2    of   4  Pages
          ---------                                -----     -----

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS.

     L. Michael Cutrer
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                         (A)  / /
     OF A GROUP*                                                   (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                       555,000*
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                       0
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    555,000*
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     555,000*
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /X/

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.51%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

*Includes 180,000 shares subject to outstanding options which are immediately exercisable. Excludes 3,750 shares owned and 25,125 shares subject to outstanding options which are deemed exercisable and which are held by reporting person's spouse over which the reporting person disclaims beneficial ownership. The information in this Form 13G reflects a 3 for 2 stock split effected in the form of a dividend effective April 20, 1998.

                              Page 2 of 4 Pages

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ITEM 1(a)  Name of Issuer: North American Scientific, Inc.

ITEM 1(b)  Address of Issuer's Principal Executive Offices:
              20200 Sunburst Street
              Chatsworth, CA 91311

ITEM 2(a)  Name of Person Filing: L. Michael Cutrer

ITEM 2(b)  Address of Principal Business Office:
              20200 Sunburst Street
              Chatsworth, CA 91311

ITEM 2(c)  Citizenship:  United States

ITEM 2(d)  Title of Class of Securities
                    Common Stock, $0.01 par value per share

ITEM 2(e)  CUSIP Number:  65715D100

ITEM 3     Not Applicable.

ITEM 4     Ownership:

           The following information is provided as of December 31, 1998:

           (a)  Amount Beneficially Owned: 555,000*

           (b)  Percent of Class: 7.51%

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote: 555,000*
               (ii)  shared power to vote or to direct the vote: 0
              (iii)  sole power to dispose or to direct the disposition of:
                     555,000*
               (iv)  shared power to dispose or to direct the disposition of: 0

*Includes 180,000 shares subject to outstanding options which are immediately exercisable. Excludes 3,750 shares owned and 25,125 shares subject to outstanding options which are deemed exercisable and which are held by reporting person's spouse over which the reporting person disclaims beneficial ownership.

                              Page 3 of 4 Pages
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ITEM 5    Ownership of Five Percent or Less of a Class

                        Not Applicable


ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

                        Not Applicable

ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                        Not Applicable

ITEM 8  Identification and Classification of Members of the Group

                        Not Applicable

ITEM 9  Notice of Dissolution of Group

                        Not Applicable

ITEM 10 Certification

                        Not Applicable


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999


Signature   /s/ L. Michael Cutrer
            ---------------------
Name/Title  L. Michael Cutrer


                                 Page 4 of 4 Pages